SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*
Diamondback Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

25278X109
(CUSIP Number)

Arthur H. Amron, Esq.
Wexford Capital LP
411 West Putnam Avenue
Greenwich, CT 06830
(203) 862-7012
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

 November 8, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25278X109
1	Names of Reporting Person.	DB Energy Holdings LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	10,105,481
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	10,105,481
11	Aggregate Amount Beneficially Owned by Each Reporting Person	10,105,481
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	21.5%
14	Type of Reporting Person	HC

290121.2

CUSIP No. 25278X109
1	Names of Reporting Person.	Wexford Spectrum Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	120,563
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	120,563
11	Aggregate Amount Beneficially Owned by Each Reporting Person	120,563
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	0.3%
14	Type of Reporting Person	PN

CUSIP No. 25278X109
1	Names of Reporting Person.	Wexford Catalyst Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	19,053
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	19,053
11	Aggregate Amount Beneficially Owned by Each Reporting Person	19,053
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	0.0%
14	Type of Reporting Person	PN

CUSIP No. 25278X109
1	Names of Reporting Person.	Spectrum Intermediate Fund Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Cayman Island
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	406,309
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	406,309
11	Aggregate Amount Beneficially Owned by Each Reporting Person	406,309
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	0.9%
14	Type of Reporting Person	OO

CUSIP No. 25278X109
1	Names of Reporting Person.	Catalyst Intermediate Fund Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Cayman Island
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	80,130
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	80,130
11	Aggregate Amount Beneficially Owned by Each Reporting Person	80,130
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	0.2%
14	Type of Reporting Person	OO

CUSIP No. 25278X109
1	Names of Reporting Person.	Wexford Capital LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	10,738,202
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	10,738,202
11	Aggregate Amount Beneficially Owned by Each Reporting Person	10,738,202
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	22.8%
14	Type of Reporting Person	PN

CUSIP No. 25278X109
1	Names of Reporting Person.	Wexford GP LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	10,738,202
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	10,738,202
11	Aggregate Amount Beneficially Owned by Each Reporting Person	10,738,202
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	22.8%
14	Type of Reporting Person	OO

CUSIP No. 25278X109
1	Names of Reporting Person.	Charles E. Davidson
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	10,738,202
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	10,738,202
11	Aggregate Amount Beneficially Owned by Each Reporting Person	10,738,202
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	22.8%
14	Type of Reporting Person	IN

CUSIP No. 25278X109
1	Names of Reporting Person.	Joseph M. Jacobs
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	10,738,202
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	10,738,202
11	Aggregate Amount Beneficially Owned by Each Reporting Person	10,738,202
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	22.8%
14	Type of Reporting Person	IN

SCHEDULE 13D A/3

This Amendment No. 3 to Schedule 13D (the "Amendment No. 3") modifies and supplements the Schedule 13D initially filed on October 22, 2012, as amended by Amendment No. 1 filed on December 11, 2012 and Amendment No. 2 filed on July 2, 2013 (the "Statement"), with respect to the common stock, $0.01 par value per share (the “Common Stock”), of Diamondback Energy, Inc. (the “Issuer”). Except to the extent supplemented or amended by the information contained in this Amendment No. 3, the Statement remains in full force and effect.  Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement.

Item 3.                                Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

Under the Issuer’s 2012 Equity Incentive Plan, each of Mr. Steven West and Mr Paul Jacobi as directors of the Issuer, were granted 6,666 Restricted Stock Units (“RSU”), one third vested on October 11, 2013, one third vested on October 11, 2013 and the remaining third to vest on October 11, 2014.  Subject in each case to the expiration of any applicable lock-up agreement. All RSU’s were assigned to Wexford Capital. Mr. Jacobi, resigned as a director of the Issuer on October 14, 2012, forfeiting 4,444 RSU’s. The shares of Common Stock that have been paid to date, (6,666) were issued to Wexford Capital.

Item 4.                                Purpose of the Transaction

Item 4 is hereby amended to add the following:

On November 8, 2013 and November 15, 2013, the Funds filed Form 144’s with the Commission indicating their respective intention to sell up to an aggregate of 1,000,000 and 1,000,000 shares of Common Stock, respectively. As of the close of business on November 15, 2013, 1,048,400 shares of Common Stock have been sold.

The Funds may from time to time decide to sell more shares of Common Stock depending on prevailing market conditions.

On November 5, 2013, the Issuer filed a Form S-3 Registration Statement with the Commission relating to the Common Stock held by the Funds and by another shareholder of the Issuer.

Item 5.                                Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety with the following:

(a)-(b) The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 47,067,116 shares of Common Stock outstanding as of October 28, 2013, as reported by the Issuer in the Form S-3 Registration Statement filed by the Issuer with the Commission on November 5, 2013) are as follows:

DB Energy Holdings LLC
a)		Amount beneficially owned: 10,105,481	Percentage: 21.5%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	10,105,481
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	10,105,481
Wexford Spectrum Fund, L.P.
a)		Amount beneficially owned: 120,563	Percentage: 0.3%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	120,563
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	120,563
Wexford Catalyst Fund, L.P.
a)		Amount beneficially owned: 19,053	Percentage: 0.0%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	19,053
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	19,053
Spectrum Intermediate Fund Limited
a)		Amount beneficially owned: 406,309	Percentage: 0.9%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	406,309
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	406,309
Catalyst Intermediate Fund Limited
a)		Amount beneficially owned: 80,130	Percentage: 0.2%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	80,130
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	80,130
Wexford Capital LP
a)		Amount beneficially owned: 10,738,202	Percentage: 22.8%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	10,738,202
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	10,738,202
Wexford GP LLC
a)		Amount beneficially owned: 10,738,202	Percentage: 22.8%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	10,738,202
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	10,738,202
Charles E. Davidson
a)		Amount beneficially owned: 10,738,202	Percentage: 22.8%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	10,738,202
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	10,738,202
Joseph M. Jacobs
a)		Amount beneficially owned: 10,738,202	Percentage: 22.8%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	10,738,202
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	10,738,202

The total shares of Common Stock reported as beneficially owned by each of Wexford Capital, Wexford GP, Mr. Davidson and Mr. Jacobs include the shares of Common Stock reported as beneficially owned by the Funds. Wexford Capital may, by reason of its status as manager or investment manager of the Funds, be deemed to own beneficially the securities of which the Funds possess beneficial ownership. Wexford GP may, as the General Partner of Wexford Capital, be deemed to own beneficially the securities of which the Funds possess beneficial ownership. Each of Davidson and Jacobs may, by reason of his status as a controlling person of Wexford GP, be deemed to own beneficially the securities of which the Funds possess beneficial ownership. Each of Wexford Capital, Wexford GP, Davidson and Jacobs shares the power to vote and to dispose of the securities beneficially owned by the Funds.  Each of Wexford Capital, Wexford GP, Davidson and Jacobs disclaims beneficial ownership of the securities owned by the Funds and this report shall not be deemed as an admission that they are the beneficial owners of such securities except, in the case of Davidson and Jacobs, to the extent of their respective interests in the Funds.

(c)           Except as set forth in Item 4 above, none of the Reporting Persons has effected any transactions in Common Stock during the 60 days preceding the date of this Amendment No. 3.

(d)           Not applicable.

(e)           Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 15, 2013	Company Name
DB ENERGY HOLDINGS LLC

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD SPECTRUM FUND, L.P.
	By:	Wexford Spectrum Advisors, L.P.
	By:	Wexford Spectrum Advisors GP LLC

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD CATALYST FUND, L.P.
	By:	Wexford Catalyst Advisors, L.P.
	By:	Wexford Catalyst Advisors GP LLC

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

SPECTRUM INTERMEDIATE FUND LIMITED

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

CATALYST INTERMEDIATE FUND LIMITED

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD CAPITAL LP
	By:	Wexford GP LLC, its General Partner

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD GP LLC

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

/s/ Joseph M. Jacobs
JOSEPH M. JACOBS

/s/ Charles E. Davidson
CHARLES E. DAVIDSON